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                                                                     Exhibit 3.2


     RESOLVED, that Section 1 of Article II of the Company's Code of Regulations be, and the same hereby is, deleted in its entirety and there is substituted therefor the following:

          Section 1. Number of Directors. Until changed in accordance with the provisions of this section, the number of directors of the Corporation, none of whom need be shareholders, shall be seven (7). The number of directors may be fixed or changed, but in no case shall the number be fewer than three (3) or more than fifteen (15), at any annual meeting or at any special meeting called for that purpose by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Corporation on such proposal. Notwithstanding the foregoing, the aggregate number of members of the Board of Directors shall automatically increase by the number of directors elected pursuant to Section 5(b) of
     Item I, Section 5(b) of Item II, Section 5(b) of Item III, Section 5(b) of
     Item IV, Section 5(b) of Item V, and/or Section 5(b) of Item VI of Division A of Article FOURTH of the Amended and Restated Articles of Incorporation of the Corporation, as amended, such directors to be elected and hold office in accordance with such provisions of the Amended and Restated Articles of Incorporation of the Corporation, as amended, notwithstanding any other provision of this Code of Regulations.

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